Arrow Cars International Inc.
                   Calle de Escritor Herrara Santaolala, No. 2
                         Churriana, Malaga, Spain 29140

                                  July 1, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Justine Dobbie, Legal Branch Chief
           Sonia Bednarowski, Esq.
           Mr. Juan Migone
           Mr. David Humphrey

Re: Arrow Cars International Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed June 19, 2013
    File No. 333-184611

Dear Madam and Sir:

     This letter is in response to your letter to me of June 28, 2013, regarding the above referenced filing ("Comment Letter").

     Our responses to the Comment Letter follow:

     1. THE FIRST PARAGRAPH OF YOUR INDEPENDENT AUDITOR'S REPORT STATES THAT THEY AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF ARROW CARS INTERNATIONAL, INC. (SUCCESSOR) AND ARROW CARS S.L. (PREDECESSOR) AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011 RESPECTIVELY, AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, CHANGES IN SHAREHOLDERS' DEFICIT, AND CASH FLOWS FOR THE TWO PERIODS THEN ENDED. HOWEVER, IT IS NOT CLEAR WHETHER THE TWO AUDITED PERIODS REFERRED TO IN THE AUDIT REPORT REPRESENT A TWELVE MONTH PERIOD OR A SHORTER TIME FRAME. PLEASE REVISE THIS PARAGRAPH AND THE THIRD PARAGRAPH TO REFER TO THE YEARS ENDED DECEMBER 31, 2012 AND 2011.

Response:

The 2012 and 2011 audits relate to the two full fiscal years (12 months for each year). Our auditors have revised their report accordingly.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                                  WiseLaw, P.C.
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

Very truly yours,

Arrow Cars International Inc.


By: /s/ Jeremy Harris
   -------------------------------------
   Jeremy Harris
   President and Chief Executive Officer